Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

August 1, 2008

TSAKOS ENERGY NAVIGATION REPORTS

RECORD EARNINGS UP 85% FOR SECOND QUARTER 2008

Earnings per share of $1.82 versus $0.98 in Q2 2007

SECOND QUARTER 2008 HIGHLIGHTS

•	Net income of $69.20 million versus $37.52 million in Q2 2007, an 84.5% increase
•	Net revenues, of $146.64 million versus $107.22 million in Q2 2007, a 36.8% increase
•	EPS of $1.82 per share (diluted) versus $0.98 in Q2 2007
•	TCE (Time charter equivalent) of $39,512 per day per ship as compared to $30,021 in Q2 2007
•	Semi-annual dividend of $0.90 per share paid in April 2008 (bringing the total for fiscal 2007 to $1.725)
•	Two-year time charter extensions with profit share for 2006-built Aframax product tankers Proteas and Propontis
•	Acquired and retired 126,800 shares for an average price of $31.33, a $4.0 million investment

FIRST HALF 2008 HIGHLIGHTS

•	Net revenues of $262.31 million versus $203.71 million in the first half of 2007, a 28.8% increase
•	Net income of $134.34 million versus $80.99 million in the 2007 period, a 65.9% increase
•	EPS of $3.52 per share (diluted) versus $2.12 in the first half of 2007
•	TCE of $35,354 per ship per day versus $30,770 for the first half of 2007
•	Delivery and charter of two newbuilding panamaxes, the Selecao and Socrates and sale of 1999-built aframax Olympia for a gain of $34.57 million
•	Acquired and retired 392,400 shares for an average price of $31.18, a $12.23 million investment

Athens, Greece – August 1, 2008 – Tsakos Energy Navigation Limited (TEN or the “Company”) (NYSE: TNP) reported today results (unaudited) for the second quarter and first half of 2008.

SECOND QUARTER RESULTS

Revenues, net of voyage expenses and commissions, were $146.64 million in the second quarter of 2008 up from $107.22 million in the 2007 period. TEN deployed on average 44.0 vessels versus 42.3 vessels in the previous year quarter. Fleet utilization was 97.4% as compared with 97.6% in the second quarter of 2007. TCE per day, per ship rose to $39,512 from $30,021. Vessel operating costs were $9,898 per ship, per day, up from $7,266 primarily due to higher crew costs, non recurring expenses for vessels under repair and the impact of further dollar weakness.

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Depreciation and dry-docking amortization costs rose to $22.03 million from $21.65 million. Management fees increased as a reflection of the increased number of ships and fee increases while office overheads remained at the same level but expenses relating to the stock compensation program increased in line with the share price.

Interest and finance costs net of interest income fell to $9.08 million from $12.54 million reflecting the reduction in interest rates and positive movements in interest rate swap valuations. Total average indebtness remained at the same level as last year’s second quarter.

Net income in the 2008 period was $69.21 million versus $37.52 million in the second quarter of 2007. Diluted earnings per share were $1.82 versus $0.98 in the second quarter of 2007. There were no vessel sales in either the second quarter 2008 or 2007.

FIRST HALF RESULTS

Revenues, net of voyage expenses and commissions, were $262.31 million in the first six months of 2008, up from $203.71 million in the 2007 period. TEN operated on average 43.6 ships as compared with 40.0 a year earlier. TCE per ship, per day increased to $35,354 from $30,770 while operating expenses increased to $9,439 from $7,278. General and administrative expenses were $2.11 million, up from $1.89 million in the same period last year. Management fees rose in line with fleet expansion and contractual fee increases.

Interest and finance costs, net of interest income, rose to $30.73 million from $22.08 million from the impact of increased borrowings to fund fleet expansion, negative interest rate valuations and a reduction in interest and investment income and capitalized interest. However, the benefits of lower interest rates reduced the impact. Depreciation and drydocking amortization costs rose to $44.01 million from $40.52 million as a result of fleet expansion.

Net income in the first half of 2008, enhanced by capital gains of $34.57 million, reached $134.34 million compared to net income in the 2007 period of $80.99 million with capital gains of $6.40 million from the sale of the 1989-built panamax tanker Bregen. Earnings per share diluted for the first half of 2008 were $3.52, while the first six months of 2007 had diluted earnings per share of $2.12.

D. John Stavropoulos, Chairman of the Board observed. “Unseasonal strength in the charter market was a major boon for the tanker industry and TEN. The radar is focused on expense control reflecting much higher crew costs and general inflation.” He continued, “TEN’s management is sensitive to these challenges and ever alert for opportunities of efficiencies although safety and quality services are paramount. The record results reported for the second quarter and first half are testimony to TEN’s strategies and management execution.”

SUBSEQUENT EVENTS

2006-built aframax product tanker Promitheas on July 2008 entered the spot market upon expiration of two-year time charter to Neste Oil. As a result, TEN’s market related exposure now consists of 31 vessels out of an operational fleet of 44. Of these, 23 are in profit-sharing arrangements and eight in spot related contracts (Contracts of Afreightment and pure spot).

The Maria Princess and Nikkon Princess, two DNA-aframax tankers currently under construction and expected to be delivered in October and November of this year have been fixed at very attractive repositioning time-charter to a major international oil trader. Upon expiration of these short-term charters the vessels will enter the spot market.

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MARKET UPDATE

The global economy is caught between slowing demand in many advanced nations and rising inflation in both emerging and developing economies. Global growth is expected to decelerate considerably in the second half of 2008 before gradually recovering in 2009. Financial market conditions remain challenging and fragile amid concerns about losses in the context of a slowing world economy. At the same time, the much needed bank recapitalization process continues unabated and extension of new credit will be constrained first and foremost by the need to repair the balance sheets of major financial institutions.

Despite systematic downward revisions in the 2008 global oil demand, the International Energy Agency (IEA) expects overall positive growth in line with previous years; 0.9% (890 kb/d) to 87.7 mb/d in 2009 a shade below the growth expected for this year, 1.1% (900 kb/d). High oil prices, despite the recent welcomed retreat, contributed to the contraction in OECD oil product demand which was offset by robust growth in emerging economies.

The spot and period freight rate environment continues to be very strong with average tanker rates this quarter at levels not seen since the 1970’s. In the past nine months OPEC has pushed output well ahead of previous year levels with June supply standing at 1.8 mb/d higher than June 2007. This trend is expected to continue, at least for the near term. The strong demand for crude oil and oil products in emerging economies and Asia in particular, and the meager OECD second quarter stock built-up which according to IEA was around +100 kb/d, is well below the five-year average for the second quarter build-up of 900 kb/d.

FLEET STRATEGY & OUTLOOK

Since the beginning of the second quarter, 2007, TEN has continued to solidify its presence in the crude and products markets with the introduction of five crude carrier newbuildings, one suezmax, two aframaxes and two panamaxes and three product carrier newbuildings, all of handysize design. In addition, the company maintained its focus on strategic divestments with the sale of three 1998-99 built aframax vessels for a $96.0 million capital gain. Compared to the second quarter of last year, TEN has experienced an increase in its fleet, from 42.3 vessels average to 44.0 vessels.

This growth was accompanied by a more substantial increase in vessel employment under flexible rate agreements. Even though the fleet’s employment under fixed rate charters increased by 7.7%, the Company placed significant emphasis on variable-rate employment with a 25.6% increase in such contracts over the corresponding quarter in 2007. In addition, the fleet experienced a 19.8% increase in spot-related fixtures (including vessels operating under contracts of afreightment) over the same period. This blend of charters enabled the company to not only weather some rate turbulence in the autumn months of 2007, but to take advantage of market peaks when they occurred. As a result, and with an almost equal fleet utilization in both quarters, TEN’s fleet generated 36.8% higher revenues than those in the second quarter of 2007.

This shift towards rate flexibility and the ability to take advantage of market rallies was evidenced recently with the extension of two Neste Oil profit-share charters. Two 2006-built aframax product tankers, the Proteas and Propontis, were chartered for an additional two year period, and a third sister vessel, the Promitheas, was placed in the pure spot market (from July 2008). This will increase the fleet’s pure spot exposure from three vessels to four, comprised of three suezmaxes and one aframax.

Today 40 vessels out of an operational fleet of 44, operate in fixed duration employments and provide significant earnings visibility. In particular, 13 are under fixed rate charters, 23 under profit sharing arrangements and four in contracts of afreightment. As a result 87% of available second half days for this year have been fixed guaranteeing at least $174 million in gross revenues (profit sharing vessels assumed at only the minimum pre-agreed rate) and 70% of 2009 days and $282 million in revenues. These vessels under profit sharing agreements and those under contracts of afreightment, coupled with those in the spot market, all-in-all 31 vessels out of 44, have the ability to participate in market peaks and further supplement the Company’s bottom line.

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In line with the Company’s pre-stated policy to pursue growth opportunities, TEN, during this quarter, evaluated various prospects in the sale & purchase and mergers and acquisitions markets as well as potential opportunities in the newbuilding front, for contract resales from owners with low resistances to the so called “credit-crunch” or from those who wished to capitalize on their investment. In addition, the Company, on its constant quest for modernization, continued and will continue to evaluate vessel sales as long as these sales do not upset the core structure of the fleet, do not disrupt chartering relationships and provide material capital gains in the process.

TEN’s future remains bright and the recent short-term fixtures, prior to delivery, of two DNA-aframax newbuildings, the Maria Princess and the Nikkon Princess, for a rate more than twice the vessels all-in break even levels, signifies a healthy market ahead. These two vessels which will be placed in the spot market once this ex-yard employment concludes will further increase the Company’s presence in the spot trades and allow the Company to further benefit from freight upswings. The remaining four of these six DNA newbuldings currently under construction will be delivered in the next seven quarters and provide a safety net in fleet expansion should other growth opportunities not materialize.

Going forward TEN will continue to evaluate growth opportunities as they arise and determine ways to enhance shareholder value. These opportunities could be secondhand vessels or newbuilding contract acquisitions as long as they do not place an unreasonable burden on the Company’s healthy balance sheet and as long as they fit the energy transportation profile of TEN . The balanced employment structure that has so successfully served the Company through ups and downs over the years will be maintained and fine tuned according to circumstances. The spot element however could increase somewhat as the current size of the fleet affords added flexibility to dedicate more vessels to spot trades. Evidence of this is the recent placement of the DNA-aframax Promitheas in the spot market and the eventual spot operations upon completion of the short-term repositioning charters of the newbuildings Maria Princess and Nikkon Princess.

“The size, quality and employment structure of our fleet has allowed us to extract great benefits from the extremely buoyant market we are currently navigating,” stated Mr. Nikolas P. Tsakos, President & Chief Operating Officer of TEN. “Looking ahead, we will continue to strive to enhance shareholder value by adding additional tonnage to our fleet, maintaining our growing dividend payout and continuing our share buyback program. With six more newbuildings to join our fleet, strong chartering and banking relationships and a healthy balance sheet, our Company is on a very healthy footing,” Mr. Tsakos concluded.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma fleet consists of 50 vessels of 5.3 million dwt. TEN’s operational fleet consists of 44 vessels all of double-hull design. TEN’s newbuilding program of six vessels includes six DNA-aframax crude carriers representing 630,000 dwt.

The strategy of a balanced diverse fleet is reflected in 25 crude tankers ranging from VLCCs to aframaxes and 24 product carriers ranging from aframaxes to handysize; complemented by one LNG.

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TEN’s balanced employment profile:

Type of Employment	Vessels
Market Related with Period Employment	27
Market Spot	4
Fixed Time Charter Employment	13

TEN’s current newbuilding program:

Aframax	DWT	Hull Type / Design	Delivery
1. Maria Princess	105,000	DH / DNA	October 21, 2008
2. Nikkon Princess	105,000	DH / DNA	November 15, 2008
3. Ise Princess	105,000	DH / DNA	Q3 2009
4. Asahi Princess	105,000	DH / DNA	Q4 2009
5. Saporo Princess	105,000	DH / DNA	Q4 2009
6. Uraga Princess	105,000	DH / DNA	Q1 2010

DH: Double Hull

DNA: Design New Aframax

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

Tsakos Energy Navigation, Ltd.	Cubitt Jacobs & Prosek Communications
George Saroglou, COO	Thomas J. Rozycki, Jr., Investor Relations
Tel: +30210 94 07 710	Tel: +212 279 3115 x208
ten@tenn.gr	trozycki@cjpcom.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
STATEMENT OF INCOME DATA
Voyage revenues	$171,409	$131,847	$308,153	$247,129

Commissions	6,506	4,717	11,016	8,794
Voyage expenses	18,262	19,906	34,824	34,623
Charter hire expense	4,141	4,141	8,281	8,596
Vessel operating expenses	37,036	26,057	69,829	48,766
Depreciation	21,023	20,546	41,350	38,688
Amortization of deferred dry-docking costs	1,005	1,104	2,662	1,829
Management fees	2,988	2,485	5,900	4,690
General and administrative expenses	1,113	1,071	2,105	1,886
Stock compensation expense	1,745	1,321	3,089	2,284
Foreign currency losses	318	116	749	148
Amortization of deferred gain on sale of vessels	(792)	(792)	(1,584)	(1,584)
Gain on sale of vessels	—	—	(34,565)	(6,397)

Total expenses	93,345	80,672	143,656	142,323

Operating income	78,064	51,175	164,497	104,806
Interest and finance costs, net	(10,906)	(14,817)	(34,744)	(30,352)
Interest and investment income	1,823	2,277	4,012	8,269
Other, net	(48)	23	101	(75)

Total other income (expenses), net	(9,131)	(12,517)	(30,631)	(22,158)

Minority interest	273	(1,139)	469	(1,658)

Net income	$69,206	$37,519	$134,335	$80,990

Earnings per share, basic	$1.84	$0.99	$3.55	$2.13
Earnings per share, diluted	$1.82	$0.98	$3.52	$2.12
Weighted average number of shares outstanding
Basic	37,686,262	38,079,742	37,808,488	38,079,742
Diluted	38,018,386	38,290,872	38,120,119	38,209,560

	June 30 2008	December 31 2007	June 30 2007
BALANCE SHEET DATA
Cash and cash equivalents	304,296	181,447	143,749

Current assets, including cash	375,855	276,053	268,447
Investments	1,000	1,000	0
Advances for vessels	80,837	169,739	154,580
Vessels at cost	2,246,908	2,127,704	2,100,429
Accumulated Depreciation	(268,871)	(227,521)	(185,614)
Vessels' Net Book Value	1,978,037	1,900,183	1,914,815
Deferred charges	17,274	15,801	13,085

Total assets	$2,453,003	$2,362,776	$2,350,927

Current portion of long-term debt	59,885	44,363	73,787

Current liabilities, including current portion of long-term debt	173,681	159,265	167,879
Long-term debt, net of current portion	1,332,778	1,345,580	1,371,609
Deferred income, net of current portion	0	0	1,042
Minority interest	2,922	3,391	1,660
Total stockholders’ equity	943,622	854,540	808,737

Total liabilities and stockholders’ equity	$2,453,003	$2,362,776	$2,350,927

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
OTHER FINANCIAL DATA
Net cash from operating activities	$65,599	$45,275	$134,483	$114,343
Net cash (used in)/from investing activities	$(2,991)	$(177,470)	$31,798	$(425,223)
Net cash (used in)/from financing activities	$(50,414)	$81,999	$(43,432)	$280,062

TCE per ship per day	$39,512	$30,021	$35,354	$30,770

Operating expenses per ship per day	$9,898	$7,266	$9,439	$7,278
Vessel overhead costs per ship per day	$1,460	$1,266	$1,400	$1,222

	11,358	8,532	10,839	8,500

FLEET DATA
Average number of vessels during period	44.0	42.3	43.6	40.0
Number of vessels at end of period	44.0	44.0	44.0	44.0
Average age of fleet at end of period	5.8	5.3	5.8	5.3
Dwt at end of period (in thousands)	4,711.0	4,846.0	4,711.0	4,846.0

Time charter employment—fixed rate	1,136	1,058	2,195	1,966
Time charter employment—variable rate	2,163	1,722	4,291	3,222
Period employment (pool and coa) at market rates	327	273	691	554
Spot voyage employment at market rates	273	706	580	1,223

Total operating days	3,899	3,759	7,757	6,965
Total available days	4,004	3,851	7,927	7,248
Utilization	97.4%	97.6%	97.9%	96.1%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General & Administrative expenses and Staff compensation expense.